Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 o: 202.973.8800 f: 202.973.8899
March 24, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Mark Brunhofer
Bonnie Baynes
Sonia Bednarowski
J. Nolan McWilliams

Re:	Exodus Movement, Inc.
Offering Statement on Form 1-A
Filed on February 26, 2021
Amendment No. 1 to Offering Statement on Form 1-A
Filed on March 17, 2021
File No. 024-11468

Ladies and Gentlemen:

On behalf of our client, Exodus Movement, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 24, 2021, relating to the above referenced Offering Statement on Form 1-A (the “Offering Circular”). We are concurrently publicly filing via EDGAR an amended offering circular (the “Amended Offering Circular”).

In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Offering Circular), all page references herein correspond to the Amended Offering Circular.

*  *  *  *  *

AUSTIN        BEIJING        BOSTON        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

March 24, 2021

Amendment No. 1 to Offering Statement on Form 1-A

Offering Summary

Digital Format Exodus Common Stock, page 1

1.          Please disclose here that if a seller transfers or sells Class A common stock and the seller possesses but does not transfer to the buyer the number of Common Stock Tokens that corresponds to the amount of Class A common stock sold, the Transfer Agent will remove the relevant amount of Common Stock Tokens from the seller’s digital wallet and burn them, so that they no longer exist. We note your disclosure in this regard in the last paragraph on page 120.

The Company acknowledges the Staff’s comment and has revised the language on page 1 of the Amended Offering Circular.

Common Stock Tokens, page 114

2.          Please clarify here whether Class A common stock holders will be able to opt-out of receiving the Tokens and, if so, describe the process for holders to so opt-out.

The Company acknowledges the Staff’s comment and has revised the language on page 114 of the Amended Offering Circular.

Please direct any questions regarding the Company’s responses or the Amended Offering Circular to me at (202) 973-8887 and acaiazza@wsgr.com or to Rob Rosenblum at (202) 973-8808 and rrosenblum@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Amy B. Caiazza

Amy B. Caiazza

cc:	Jon Paul Richardson, Exodus Movement, Inc. Robert H. Rosenblum, Wilson Sonsini Goodrich & Rosati, P.C. Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.